22004164

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52394

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2022
Washington DC
413

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WATKINS FINANCIAL SERVICES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

722 WEST SHEPARD LANE SUITE 103
(No. and Street)

FARMINGTON (City) UTAH (State) 84025 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRISTOPHER M. WATKINS (Name) 801-451-6367 (Area Code – Telephone Number) WATKINSFS@YAHOO.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HAYNIE & COMPANY
(Name – if individual, state last, first, and middle name)

1785 WEST 2300 SOUTH (Address) SALT LAKE CITY (City) UTAH (State) 84119 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 457 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher M. Watkins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Watkins Financial Svcs, as of December 31, 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
David M Clippinger
720694
My Commission Expires
09/30/2025
STATE OF UTAH

Signature: [signature]

Title: President

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2021

WATKINS FINANCIAL SERVICES, INC.

CONTENTS

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Watkins Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Watkins Financial Services, Inc. as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. In our opinion, the financial statements present fairly, in all material respects, the financial position of Watkins Financial Services, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Watkins Financial Services, Inc.'s management. Our responsibility is to express an opinion on Watkins Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Watkins Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Requirements Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (supplementary information) has been subjected to audit procedures performed in conjunction with the audit of Watkins Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Watkins Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 1, 2022

We have served as Watkins Financial Services, Inc.'s auditor since 2020

PrimeGlobal
An Association of Independent Accounting Firms

An independently owned member
RSM US Alliance
RSM

Watkins Financial Services, Inc.
Statement of Financial Condition
December 31, 2021

ASSETS		
Current Assets:		
Cash	$	2,777
Clearing deposit		10,000
Receivables from customers		16,779
Total Current Assets		29,556
Total Assets	$	29,556
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable	$	1,303
Total Current Liabilities		1,303
Total Liabilities		1,303
Stockholder's Equity:		
Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding		100
Additional paid-in capital		38,900
Accumulated deficit		(10,747)
Total Stockholder's Equity		28,253
Total Liabilities and Stockholder's Equity	$	29,556

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2021

Revenues - commissions	$	271,443
Expenses		
Officer concessions		232,000
Other general and administrative		46,101
Total Expenses		278,101
Net Loss	$	(6,658)

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2021

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 20121	1,000	$ 100	$ 38,900	$ (4,089)	$ 34,911
Net loss	-	-	-	(6,658)	(6,658)
Balance, December 31, 2021	1,000	$ 100	$ 38,900	$ (10,747)	$ 28,253

The accompanying notes are an integral part of these financial statements

Watkins Financial Services, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash Flows From Operating Activities:		
Net loss	$	(6,658)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		
Receivables from customers		7,921
Accounts payable		793
Net Cash Provided by Operating Activities		2,056
Cash Flows From Investing Activities:		-
Cash Flows From Financing Activities:		-
Net increase in cash		2,056
Cash, beginning of year		721
Cash, end of year	$	2,777

Supplemental Cash Flow Information

Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements

1. Nature of Operations

Watkins Financial Services, Inc. (the "Company") was incorporated in the State of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by one stockholder (the stockholder).

2. Summary of Significant Accounting Policies

The Company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

Basis of presentation

The financial statements and accompanying notes have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has elected a December 31 year-end.

Revenue and cost recognition

The Company recognizes revenue according to ASU No. 2014-9, *Revenue from Contracts with Customers* ("ASC Topic 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (e) recognize revenue when the entity satisfies a performance obligation (see Note 5).

Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

2. Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

Income taxes

The Company has elected, with the consent of its shareholder, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore, these statements will not include any provision for corporate income tax.

The Company's Forms 1120S, *U.S. Income Tax Return for an S Corporation*, for the years ending December 31, 2021, December 31, 2020, December 31, 2019, and December 31, 2018 are subject to examination by the IRS and state tax agencies, generally for three years after they are filed. Generally accepted accounting principles require tax effects from an uncertain tax position to be recognized in the financial statement only if the position is more likely than not to be sustained if the position were to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the more likely than not threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded. Management has evaluated the tax positions reflected in the Company's tax filings and does not believe that any material uncertain tax positions exist.

Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables from customers

The Company's accounts receivable are generally short-term in nature; thus, the Company does not accrue finance or interest charges. Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Management has evaluated the accounts and believes they are all collectible at December 31, 2021. No allowance for uncollectible accounts has been provided.

2. Summary of Significant Accounting Policies (Continued)

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising expense was $0 for the year ended December 31, 2021.

Fair value of financial instruments

The fair value of financial instruments including cash, contracts receivable, accounts payable, and notes payable approximate book values at December 31, 2021.

Concentrations of credit risk

The Company provides consulting and brokerage services to corporations, pension and retirement funds, and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2021.

Cash is comprised of cash on deposit in the bank. The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2021, the Company did not have any amount in excess of the FDIC coverage.

Recent accounting pronouncements

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) did not or are not believed to have a material impact on our present or future financial statements.

3. Related Party Transactions

The Company provides services for individuals and entities that are related to the stockholder of the Company. The Company had $212,700, or 58% of its revenue, from these individuals and entities for the year ended December 31, 2021.

4. Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

5. Clearing Arrangements

The Company has a clearing agreement with StoneX Group, Inc. to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The Company does not carry or clear any customer accounts. The Company's agreement provides that its clearing brokers will keep records of the transactions affected and cleared in the customer's accounts pursuant to Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In addition, clearing brokers provide preparation and distribution of customers' confirmation and statements, including the maintenance of margin requirements under the Exchange Act and FINRA rules. Pursuant to the clearing agreement, the Company is required to maintain a clearing deposit at the clearing institution. At December 31, 2021, the Company maintains a clearing deposit at StoneX Group, Inc. amounting to $10,000. At December 31, 2021, the Company had commission receivables of $16,779 from StoneX Group, Inc.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2021, the Company had net capital of $28,253, which was $23,253 in excess of its required net capital of $5,000.

7. Subsequent Events

The Company has evaluated subsequent events through March 1, 2022, the date which the financial statements were available to be issued. From their review, management has determined that there were no recognizable or unrecognizable subsequent events that are not properly disclosed.

8. Contingencies

In March 2020, the Coronavirus Disease 2019 ("COVID-19") was declared a pandemic by the World Health Organization. The COVID-19 pandemic has lead to critical actions taken by the Federal government, State governments, and local governments to reduce the spread. Some of these actions included the suspension of business activities, requesting people to remain home, and other actions intended to help slow the declared pandemic. These actions have resulted in a widespread contraction of the world and local economy as business activities have been severely disrupted. Management has evaluated the financial resources available for operations for at least the twelve-month period after the issuance of this audit. Based on projected cash flows and other resources, the management of the Company is comfortable that it will be able to continue operations. However, as the actions of Federal, State, and local authorities in response to COVID-19 are still ongoing, the full effects of this declared pandemic on the Company's ability to maintain operations is not fully able to be determined at this time.

Watkins Financial Services, Inc.
Computation of Net Capital Pursuant to 15c3-1 of the Securities and Exchange Commission
December 31, 2021

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	28,253
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	87
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	23,253
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	28,123
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	1,303
Percentage of aggregate indebtedness to net capital		5%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	28,253
Audit Adjustments		-
NET CAPITAL PER AUDIT REPORT	$	28,253

Watkins Financial Services, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)
December 31, 2021

A computation of reserve requirement is not applicable to Watkins Financial Service, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Watkins Financial Services, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption)
December 31, 2021

Information relating to possession or control requirements is not applicable to Watkins Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Haynie &
Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

801-972-4800

801-972-8941

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Watkins Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Watkins Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Watkins Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Watkins Financial Services, Inc. stated that Watkins Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Watkins Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watkins Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

We are required to be independent of and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 1, 2022

Watkins Financial Services, Inc.'s Exemption Report

Watkins Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Watkins Financial Services, Inc.

I, Christopher Watkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Signed

Title: CHRISTOPHER M. WATKINS

Date: 02/24/22